UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

Amendment No. 2 to
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Meridian Bioscience, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

589584 10 1
(CUSIP Number)

William J. Motto Meridian Bioscience, Inc. 3471 River Hills Drive Cincinnati, Ohio 45244-3091 (513) 271-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

-----------------------                                        -----------------
CUSIP NO.  589584 10 1             Schedule 13D                Page 2 of 7 Pages
-----------------------                                        -----------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William J. Motto
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)                                                             [ ]
         (b)                                                             [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         PF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR  2(e)                                        [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Ohio
-------- -----------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                   525,125
                         -------- ----------------------------------------------
   NUMBER OF SHARES         8     SHARED VOTING POWER
     BENEFICIALLY
                                       -0-
                         -------- ----------------------------------------------
     OWNED BY EACH          9     SOLE DISPOSITIVE POWER
 REPORTING PERSON WITH
                                  525,125
                         -------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                       -0-
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         525,125
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.01%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

----------------------                                         -----------------
CUSIP NO.  589584 10 1            Schedule 13D                 Page 3 of 7 Pages
----------------------                                         -----------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Motto Management, LLC
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)                                                            [ ]
         (b)                                                            [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         PF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR 2(e)                                             [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Ohio
-------- -----------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                   200,197
                         -------- ----------------------------------------------
   NUMBER OF SHARES         8     SHARED VOTING POWER
     BENEFICIALLY
                                     -0-
                         -------- ----------------------------------------------
     OWNED BY EACH          9     SOLE DISPOSITIVE POWER
 REPORTING PERSON WITH
                                   200,197
                         -------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                      -0-
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         200,197
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 1%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         OO
-------- -----------------------------------------------------------------------

----------------------                                         -----------------
CUSIP NO.  589584 10 1            Schedule 13D                 Page 4 of 7 Pages
----------------------                                         -----------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Motto Vivo Family Limited Partnership
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)                                                              [ ]
         (b)                                                              [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         PF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR  2(e)                                           [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Ohio
-------- -----------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                    200,000
                         -------- ----------------------------------------------
   NUMBER OF SHARES         8     SHARED VOTING POWER
     BENEFICIALLY
                                      -0-
                         -------- ----------------------------------------------
     OWNED BY EACH          9     SOLE DISPOSITIVE POWER
 REPORTING PERSON WITH
                                    200,000
                         -------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                      -0-
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         200,000
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 1%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
-------- -----------------------------------------------------------------------

Except as specifically amended hereby, the provisions of Mr. Motto's Schedule 13D as previously filed, as well his filings on Schedule 13G and amendments thereto, remain in full force and effect.

Item 3.    Source and Amount of Funds or Other Consideration.

        The transactions prompting this amendment to Schedule 13D involve the disposition of a portion of the reporting parties’ shares of Meridian Common Stock, as described in Item 4 below.

Item 4.    Purpose of Transaction.

        Mr. Motto has beneficial ownership of all of the shares directly held by him, as well as shares held by the William Motto Revocable Trust (the “Revocable Trust”). Mr. Motto controls certain aspects of the Trust such that he may be deemed to beneficially own all of the shares held by the Trust. Although previous reports indicated that Mr. Motto beneficially owned shares held by two irrevocable trusts, Mr. Motto does not, in fact, have voting or investment power as to the shares held by such trusts and does not beneficially own the shares that these trusts hold.

        Mr. Motto made the transfers provided below as steps in an overall estate plan for his benefit and the benefit of his family members. Prior to September 21, 2006, Mr. Motto was manager of Motto Management, LLC (“Motto Mgt.”), the sole general partner of the Motto Vivo Family Limited Partnership (“Vivo FLP”). Accordingly, Mr. Motto was deemed to beneficially own all of the shares held by Motto Mgt. and the Vivo FLP.

        In early September, Mr. Motto initiated several transfers of company shares as part of his aforementioned plan. On September 12 and 13, 2006, the Vivo FLP transferred without consideration 1,967,959 shares to the Revocable Trust and 197 shares to Motto Mgt.

        On September 21, 2006, Mr. Motto resigned as manager of Motto Mgt., and his three adult sons became co-managers. Accordingly, on such date Mr. Motto no longer had beneficial ownership of the shares held by Motto Mgt. and the Vivo FLP, as he lacked investment or voting control over such shares.

        Notwithstanding Mr. Motto’s resignation as manager of Motto Mgt., on September 22, 2006, as part of Mr. Motto’s pre-planned estate plan transfers, the Revocable Trust made two transfers of its limited partnership interests of the Vivo FLP. First, the Revocable Trust transferred without consideration 5% of its limited partnership interests in the Vivo FLP to the Motto Family Irrevocable Wealth Accumulation Trust (“FIWA Trust”). Fifth Third Bank (South Florida) serves as trustee of the FIWA Trust. Second, the Revocable Trust sold 45% of its limited partnership interests in the Vivo FLP to the FIWA Trust in consideration for a promissory note in the principal amount of $3,065,273, a form of which is attached hereto as Exhibit A.

        On September 29, 2006, the Revocable Trust transferred without consideration 1,967,959 shares to the William J. Motto Irrevocable Income Accumulation Trust (“IA Trust”), of which Fifth Third Bank (South Florida) serves as trustee until at least January 2, 2008.

Page 5 of 7 Pages

Item 5.    Interest in Securities of the Issuer.

(a)	Mr. Motto, either directly or through the Trust, owns 525,125 shares of Common Stock, and holds options for 48,000 shares of Common Stock, which are exercisable subject to the terms of each option grant.

            Motto Mgt. and the Vivo FLP beneficially own 200,197 and 200,000 shares, respectively. However, because Mr. Motto resigned as manager of Motto Mgt., the general partner of the Vivo FLP, Mr. Motto no longer indirectly beneficially owns any of the shares of Common Stock held by either Motto Mgt. or the Vivo FLP.

             Mr. Motto beneficially owns, in the aggregate, 2.01% of Meridian’s outstanding shares of Common Stock. Each of Motto Mgt. and the Vivo FLP own, in the aggregate, less than 1% of Meridian’s outstanding shares of Common Stock. See also pages 2, 3 and 4, nos. 11 and 13.

(b)	See pages 2, 3 and 4, nos. 7, 8, 9 and 10.

(c)	In the past 60 days, the following transactions involving the respective reporting parties occurred:

             William J. Motto:

             On September 12, 2006, the Vivo FLP transferred without consideration 1,967,959 shares to the Revocable Trust. On September 22, 2006, the Revocable Trust transferred without consideration 5% of its limited partnership interests in the Vivo FLP to the FIWA Trust. Also on September 22, 2006, the Revocable Trust sold 45% of its limited partnership interests in the Vivo FLP to the FIWA Trust in consideration for a promissory note in the principal amount of $3,065,273. On September 29, 2006, the Revocable Trust transferred without consideration 1,967,959 shares to the IA Trust.

             On September 28, 2006, Mr. Motto exercised a stock option for 7,125 shares of Common Stock at an exercise price of $3.447 per share.

             Motto Management, LLC and Motto Vivo Family Limited Partnership:

             On September 12 and 13, 2006, the Vivo FLP transferred without consideration 1,967,959 shares to the Revocable Trust and 197 shares to Motto Mgt. Also on September 22, 2006, the Revocable Trust sold 45% of its limited partnership interests of the Vivo FLP to the FIWA Trust in consideration for a promissory note in the principal amount of $3,065,273 and transferred without consideration 5% of its limited partnership interests in the Vivo FLP to the FIWA Trust.

(d)	A number of individuals and entities, including Mr. Motto, have an economic interest in and the right to receive dividends from, or the proceeds from the sale of, shares of Meridian Common Stock as beneficiaries of the Trust or otherwise.

(e)	As of September 29, 2006, following the estate planning transfers noted herein neither Mr. Motto nor either of the other reporting parties were the beneficial owner of more than 5% of outstanding Meridian Common Stock.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             None.

Item 7.    Material to Be Filed as Exhibits

             Exhibit A:    Promissory Note dated as of September 22, 2006 by the FIWA Trust in favor of the Revocable Trust.

Page 6 of 7 Pages

SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2006	/s/ Melissa Lueke as Attorney-in-Fact for William J. Motto —————————————————— William J. Motto

/s/ Melissa Lueke as Attorney-in-Fact for William J. Motto —————————————————— Motto Management, LLC, William J. Motto, Manager

/s/ Melissa Lueke as Attorney-in-Fact for William J. Motto —————————————————— Motto Vivo Family Limited Partnership, William J. Motto, Manager of general partner Motto Management, LLC

Page 7 of 7 Pages

Exhibit A

PROMISSORY NOTE

$3,065,273.00	Cincinnati, Ohio September 22, 2006

        FOR VALUE RECEIVED, the undersigned, FIFTH THIRD BANK (SOUTH FLORIDA), TRUSTEE UNDER THE MOTTO FAMILY IRREVOCABLE WEALTH ACCUMULATION TRUST AGREEMENT DATED SEPTEMBER 22, 2006, and its successors and assigns (“Maker”), hereby promises and agrees to pay to the order of WILLIAM J. MOTTO AND DAVID H. MOTTO, TRUSTEES UNDER THE WILLIAM J. MOTTO REVOCABLE TRUST AGREEMENT DATED MARCH 9, 1992, AS AMENDED, their successors and assigns (“Payee”), the principal sum of Three Million Sixty Five Thousand Two Hundred Seventy Three Dollars ($3,065,273.00), together with interest thereon, as herein provided. The unpaid principal balance of, and all accrued interest on this Note, unless sooner paid, shall be due and payable, in full, on August 31, 2031 (“Maturity Date”).

        The outstanding principal balance of this Note, as the same shall exist from time to time, shall bear interest at the rate of five and twenty one hundredths percent (5.21%) per annum. Interest on this Note shall accrue from the date of this Note until the entire principal balance of and all accrued interest on this Note have been paid in full. Interest on this Note will be computed on the basis of the actual number of days elapsed over an assumed year of 360 days.

        Maker shall make payments of interest in arrears in annual installments on or before the last day of each consecutive calendar year, so long as any principal of, or interest on, this Note remains unpaid. In addition to the annual payments of interest, Maker shall make annual payments toward the principal amount of this Note on or before the end of each calendar year, beginning on September 1, 2007, so long as any principal of, or interest on, this Note remains unpaid (“Aggregate Payments”). The sum of the Aggregate Payments during any calendar year shall be an amount at least equal to the lesser of (i) Thirty Thousand Dollars ($30,000.00), or (ii) the principal balance of this Note (the “Minimum Principal Payment”). The excess of the Aggregate Payments over the Minimum Principal Payment may be applied, in the discretion of the Borrower, to fulfill the Minimum Principal Payment requirement during the subsequent calendar year. The timing and amount of such principal payments during the calendar year shall be in the discretion of the Maker, provided the Aggregate Payments shall equal the Minimum Principal Payment.

        All installments of principal and interest on this Note and the entire unpaid principal of this Note which are not paid within ten (10) days of the due date thereof shall bear additional interest at the rate of fifteen percent (15%) per annum or the highest rate allowed by applicable law, whichever is lower (hereinafter referred to as the “Default Rate”), until all such overdue installments, together with all interest accrued thereon at the Default Rate, have been paid in full to the Payee. All such overdue installments, together with all interest accrued thereon at the Default Rate, shall be due and payable in full to the Payee upon demand made therefor by the Payee at any time in his sole and absolute discretion.

        All installments on this Note shall be paid to Payee or the holder hereof at 3471 River Hills Drive, Cincinnati, OH 45244, or to such other person or at such other place as may be designated in writing by the holder hereof.

        This Note is secured by a grant of a security interest in and to, and a pledge of, a 45% limited partnership interest (“LP Interests”) of Motto Vivo Family Limited Partnership pursuant to the terms and conditions of that certain Partnership Interest Purchase Agreement of even date herewith. Maker pledged the LP Interests as security for the payment of this Note pursuant to the terms of that certain Partnership Interest Pledge Agreement of even date herewith (the “Pledge Agreement”).

        Each of the following shall constitute an “Event of Default” hereunder: (i) if Maker shall fail to pay any installment of interest required hereunder and fails to cure such default within ten (10) days after written notice of such default has been given to Maker; (ii) if the Maker shall violate, fail or omit to perform or observe any material covenant or agreement in this Note, the Pledge Agreement or the Purchase Agreement, and such violation or failure continues for a period of ten (10) days following the Maker’s receipt of written notice specifying the default from the Payee; (iii) if the Maker shall fail to pay any installment of interest or principal of, or shall violate, fail or omit to perform or observe any material covenant or agreement in, any future promissory notes made by Maker in favor of Payee; or (iv) if the Maker shall: (a) make a general assignment for the benefit of his creditors, or (b) apply for or consent to the appointment of a custodian, receiver, trustee, or liquidator of all or a substantial part of his assets, or (c) be adjudicated a bankrupt or insolvent, or (d) file a voluntary petition in bankruptcy or file a petition for or an answer seeking a composition, reorganization or an arrangement with creditors or seeking to take advantage of any other law (whether federal or state) relating to relief for debtors, or admit (by answer, default, or other-wise) the material allegations of any petition filed against him in any federal bankruptcy, reorganization, composition, insolvency or other proceeding relating to relief for debtors, or (e) suffer or permit to continue unstayed and in effect for sixty (60) consecutive days any judgment, decree or order entered by a court or governmental agency of competent jurisdiction, which assumes control of the Maker or approves a petition seeking a reorganization, composition or arrangement of the Maker, or appoints a custodian, receiver, trustee or guardian for the Maker or for a substantial part of his assets.

        Upon the occurrence of any of the foregoing Events of Default hereunder, the holder of this Note may at any time thereafter declare the entire unpaid principal of, and all accrued interest on, this Note to be immediately due and payable in full.

        Failure of the holder of this Note to exercise any of his rights and remedies shall not constitute a waiver of the right to exercise the same at that or any other time. All rights and remedies of the holder hereof upon default under this Note or the Pledge Agreement shall be cumulative to the greatest extent permitted by law.

        If there is any default under this Note or under the Pledge Agreement, and this Note is placed in the hands of any attorney for collection, or is collected through any court, including any bankruptcy or probate court, the under-signed Maker promises and agrees to pay to the holder hereof his reasonable attorneys’ fees, court costs and all other expenses incurred in collecting or attempting to collect or securing or attempting to secure this Note or in connection with any of the foregoing, to the fullest extent the same is legally allowed by laws of the State of Ohio or any other state where the subject collateral or any part thereof is situated.

        This Note may be prepaid by the Maker hereof in whole or in part at any time, without premium or penalty.

        This Note has been delivered in, and shall be governed by and construed in accordance with the laws of, the State of Ohio.

        The Maker hereby authorizes any attorney of record to appear for it in any court of record in the State of Ohio, after any Event of Default or any default under this Note, waives the issuance and service of process, releases all errors and rights of appeal, and confesses a judgment against it in favor of the holder of this Note, for the principal amount of this Note plus interest hereon, together with court costs and attorneys’ fees. Maker hereby waives any stay of execution and all exemptions. Maker also agrees that the attorney acting for Maker pursuant to this paragraph may be compensated by Payee for such services, and Maker waives any conflict of interest caused by such representation and compensation arrangement. If this Note is referred to an attorney for collection, and the payment is obtained without the entry of a judgment, the obligors will pay to the holder of this Note its attorneys’ fees.

        The Maker hereof hereby waives presentment, demand, notice of dishonor, protest and notice of protest and nonpayment, and further waives all exemptions to which the Maker may now or hereafter be entitled under the laws of this or any other state or of the United States, and further agrees that the holder hereof shall have the right without notice, to deal in any way, at any time with the Maker hereof, and to grant the Maker hereof any extension of time for payment of this Note or any other indulgence or forbearance whatsoever, and may release the security for the payment of this Note and/or modify the terms of any of the instruments referred to herein or otherwise securing or pertaining to this Note, in every instance without the consent of the Maker and without in any way affecting the liability of the Maker hereunder, and without waiving any rights the holder of this Note may have hereunder or by virtue of the laws of this or any other state or of the United States.

        IN WITNESS WHEREOF, the Maker has executed this Promissory Note as of the day, month and year first above written.

        WARNING — BY SIGNING THIS PAPER, YOU GIVE UP YOUR RIGHT TO NOTICE AND COURT TRIAL. IF YOU DO NOT PAY ON TIME, A COURT JUDGMENT MAY BE TAKEN AGAINST YOU WITHOUT YOUR PRIOR KNOWLEDGE AND THE POWERS OF A COURT CAN BE USED TO COLLECT FROM YOU REGARDLESS OF ANY CLAIMS YOU MAY HAVE AGAINST THE PAYEE.

FIFTH THIRD BANK (SOUTH FLORIDA), TRUSTEE UNDER THE MOTTO FAMILY IRREVOCABLE WEALTH ACCUMULATION TRUST AGREEMENT DATED SEPTEMBER 22, 2006 BY: TITLE: